                                                                December 2, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:  Tia Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and Health Care Services

            RE: TEFRON LTD.
            FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
            FILED JULY 13, 2010
            FILE NO. 1-14680

Dear Sir/Madame:

On behalf of Tefron Ltd., the undersigned acknowledges receipt of your comment letter, dated November 8, 2010. Tefron Ltd. intends to submit its response by
December 16, 2010.

                                                    Very truly yours,

                                                    /s/ Perry Wildes, Adv

cc:Eran Rotem, Chief Financial Officer